(1)

INTERIM REPORT

For the three months ended
March 31, 2005

CONSOLIDATED BALANCE SHEETS
as at March 31, 2005 and December 31, 2004
(unaudited – US$ millions)

	2005	2004(1)

Assets
Cash, short term investments and marketable securities	588.4	566.8
Accounts receivable and other	2,241.5	2,346.0
Recoverable from reinsurers (including recoverables on paid losses – $714.4; 2004 – $630.2)	7,988.1	8,135.5

	10,818.0	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value – $3,605.3; 2004 – $4,047.7)	3,605.3	4,047.7
Bonds (market value – $7,653.7; 2004 – $7,292.7)	7,753.0	7,288.8
Preferred stocks (market value – $133.1; 2004 – $136.4)	132.8	135.8
Common stocks (market value – $2,148.2; 2004 – $1,957.9)	1,926.7	1,678.6
Investments in Hub, Zenith National and Advent (market value – $470.9; 2004 – $450.5)	311.7	311.5
Real estate (market value – $37.5; 2004 – $33.5)	33.3	28.0

Total (market value – $14,048.7; 2004 – $13,918.7)	13,762.8	13,490.4

Deferred premium acquisition costs	382.9	378.8
Future income taxes	947.1	973.6
Premises and equipment	95.1	99.8
Goodwill	224.7	228.1
Other assets	114.8	112.3

	26,345.4	26,331.3

Liabilities
Lindsey Morden indebtedness	88.2	89.2
Accounts payable and accrued liabilities	1,191.3	1,122.4
Securities sold but not yet purchased	599.5	539.5
Funds withheld payable to reinsurers	1,042.7	1,033.2

	2,921.7	2,784.3

Provision for claims	14,840.6	14,983.5
Unearned premiums	2,363.6	2,368.3
Long term debt	2,183.6	2,193.9
Purchase consideration payable	194.4	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	19,634.6	19,793.3

Non-controlling interests	616.1	583.0

Shareholders’ Equity
Common stock	1,781.8	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	1,072.2	1,061.9
Currency translation account	123.0	131.0

	3,173.0	3,170.7

	26,345.4	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2005 and 2004
(unaudited – US$ millions except per share amounts)

	2005	2004(1)

Revenue
Gross premiums written	1,354.8	1,387.6

Net premiums written	1,167.7	1,201.1

Net premiums earned	1,147.1	1,229.9
Interest and dividends	107.1	92.4
Realized gains on investments	131.4	72.6
Claims fees	88.7	89.9

	1,474.3	1,484.8

Expenses
Losses on claims	879.5	881.5
Operating expenses	254.3	259.8
Commissions, net	182.0	206.4
Interest expense	54.2	43.3
Other Lindsey Morden TPA disposition costs	–	11.9

	1,370.0	1,402.9

Earnings from operations before income taxes	104.3	81.9
Provision for income taxes	39.1	31.1

Net earnings before non-controlling interests	65.2	50.8
Non-controlling interests	(30.0)	(11.8)

Net earnings	35.2	39.0

Net earnings per share	$2.03	$2.63
Net earnings per diluted share	$2.01	$2.59
Cash dividends paid per share	$1.40	$1.40
Shares outstanding (000) (weighted average)	16,092	13,867
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
for the three months ended March 31, 2005 and 2004
(unaudited – US$ millions)

	2005	2004

Retained earnings – beginning of period	1,061.9	1,114.9
Net earnings for the period	35.2	39.0
Excess over stated value of shares purchased for cancellation	–	(2.6)
Common share dividends	(22.5)	(19.5)
Preferred share dividends	(2.4)	(2.4)

Retained earnings – end of period	1,072.2	1,129.4

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2005 and 2004
(unaudited – US$ millions)

	2005	2004(1)

Operating activities
Earnings before non-controlling interests	65.2	50.8
Amortization	8.4	11.2
Future income taxes	19.3	12.6
Gains on investments	(131.4)	(72.6)

	(38.5)	2.0
Increase (decrease) in:
Provision for claims	(175.4)	20.0
Unearned premiums	(20.8)	(44.4)
Accounts receivable and other	121.8	105.7
Recoverable from reinsurers	164.2	59.6
Funds withheld payable to reinsurers	10.5	(30.5)
Accounts payable and accrued liabilities	(19.9)	(264.1)
Other	15.7	41.4

Cash provided by (used in) operating activities	57.6	(110.3)

Investing activities
Investments – purchases	(1,444.4)	(4,685.4)
– sales	993.0	2,167.4
Purchase of marketable securities	(129.2)	(1.8)
Purchase of capital assets	(4.1)	(22.4)
Disposition of Lindsey Morden TPA business	–	(22.0)
Cash acquired on purchase of Corifrance	7.8	–

Cash provided by (used in) investing activities	(576.9)	(2,564.2)

Financing activities
Subordinate voting shares repurchased	–	(11.6)
Long term debt – repayment	(7.9)	–
Long term debt – issuances	–	13.6
Purchase consideration payable	(5.1)	(5.6)
Lindsey Morden indebtedness	(1.0)	50.2
Common share dividends	(22.5)	(19.5)
Preferred share dividends	(2.4)	(2.4)

Cash provided by (used in) financing activities	(38.9)	24.7

Foreign currency translation	(4.5)	(3.6)

Increase (decrease) in cash resources	(562.7)	(2,653.4)
Cash resources – beginning of period	4,429.7	6,104.3

Cash resources – end of period	3,867.0	3,450.9

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and exclude $182.4 at March 31, 2005 ($169.7 at January 1, 2005; nil at March 31, 2004 and January 1, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.
See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2005 and 2004
(unaudited – in US$ millions except per share amounts and as otherwise indicated)
1. Basis of Presentation
    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2004 as set out on pages 20 to 44 of the company’s 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2004, except as noted below, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.
Change in accounting policy
    Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than as equity.
    This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which were formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, for this quarter, a disbursement of $0.5 associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. There was no change to earnings per share or earnings per diluted share.
    The impact of restating the consolidated balance sheets previously reported is to both increase long term debt and decrease other paid in capital by $38.4 and $41.5 at December 31, 2004 and March 31, 2004, respectively. The impact of restating the consolidated statements of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0 and $0.5 for the year ended December 31, 2004 and the three month period ended March 31, 2004, respectively.
2. Cash, Short Term Investments and Marketable Securities
    Cash, short term investments and marketable securities are as follows:

	March 31,	December 31,
	2005	2004

Cash and short term investments	338.6	534.6
Cash held in Crum & Forster (including $16.3 (2004 – $16.3) in interest escrow account)	105.5	17.1
Marketable securities	144.3	15.1

	588.4	566.8

    Marketable securities include corporate bonds and equities, the carrying value of which approximates fair value.
3. Portfolio Investments
    At March 31, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $43 of common stocks, as well as a swap with a notional value of approximately $450, as described in the two following paragraphs. At March 31, 2005, common stocks in the company’s portfolio aggregated $1,926.7, with a market value of $2,148.2.
    Simultaneously with short sales of approximately $500 ($400 at December 31, 2004) notional amount of SPDRs and $43 ($50 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $108.6 ($90 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $594.5 ($401.7 at December 31, 2004) of cash and short term securities and $263.6 ($162.5 at December 31, 2004) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $82.8 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and the options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
    The company also has a Total Return Swap (the “swap”) with a notional value of approximately $450 ($450 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $90.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $99.6 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $27.7 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
    The company also has purchased additional credit default swaps and bond put warrants which are carried at fair value of $117.5 ($52.5 at December 31, 2004) and are classified as bonds on the consolidated balance sheet.
    Changes in the fair value for the transactions described above have been included in realized gains in the consolidated statements of earnings for the quarter as follows:

	2005	2004

SPDRs, common stocks and related options	6.0	–
Swap and related option	8.9	–
Credit default swaps and put bond warrants	17.0	10.8

	31.9	10.8

4. Investments
    On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (Euros 44.0) which was payable, and was paid, on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (Euros 89.9) and $62.4 (Euros 45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves.
5. Capital and Long Term Debt
    During the quarter, the company repurchased $7.0 of its 7 3/8% notes due in 2006 and $0.6 of its 6 7/8% notes due in 2008.
    During the first quarter of 2004, the company repurchased for cancellation 70,600 subordinate voting shares for a net cost of $11.6.
6. Other
    Included in Lindsey Morden indebtedness is $86.8 (Cdn$105.0) raised by a subsidiary of Lindsey Morden under an unsecured non-revolving term facility due September 30, 2005 which may be extended, subject to certain conditions, for a further six-month period. Proceeds of the loan were used principally to repay the short term financing raised on March 31, 2004, debt owing to banks and debt owing to the company. Fairfax has extended its letter of support of Lindsey Morden to March 2006.
    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $11.9, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $8.3.
7. Segmented Information
    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 8 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2005 compared to December 31, 2004.
8. US GAAP Reconciliation
    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 19 on pages 41 to 44 of the company’s 2004 Annual Report.
    The following shows the net earnings in accordance with US GAAP:

	First quarter

	2005	2004

Net earnings, Canadian GAAP	35.2	39.0
Recoveries on retroactive reinsurance	14.3	17.1
Other than temporary declines	(25.8)	16.1
Other differences	–	(1.0)
Tax effect	4.0	(11.4)

Net earnings, US GAAP	27.7	59.8
Other comprehensive income (loss)(1)	(80.7)	36.1

Comprehensive income (loss), US GAAP	(53.0)	95.9

Net earnings per share, US GAAP	$1.57	$4.14

Net earnings per diluted share, US GAAP	$1.57	$4.00

(1)	Consists of the change in the mark to market valuation of investments of ($72.7) (2004 – $35.8) and the change in the currency translation adjustment amount of ($8.0) (2004 – $0.3).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31,	December 31,
	2005	2004

Assets
Portfolio investments
Subsidiary cash and short term investments	2,828.4	3,476.3
Bonds	7,390.1	7,130.2
Preferred stocks	133.1	136.4
Common stocks	2,148.2	1,957.9
Strategic investments	425.8	412.2
Investments pledged for securities sold but not yet purchased	1,040.5	733.9

Total portfolio investments	13,966.1	13,846.9
Future income taxes	1,190.9	1,168.1
Goodwill	276.8	280.2
All other assets	11,444.1	11,667.2

Total assets	26,877.9	26,962.4

Liabilities
Accounts payable and accrued liabilities	2,041.0	1,986.1
Securities sold but not yet purchased	599.5	539.5
Long term debt	2,295.4	2,253.3
All other liabilities	18,335.1	18,526.8

Total liabilities	23,271.0	23,305.7

Mandatorily redeemable shares of TRG	194.4	195.2
Non-controlling interests	611.9	583.0

	806.3	778.2

Shareholders’ Equity	2,800.6	2,878.5

	26,877.9	26,962.4

    The difference in consolidated shareholders’ equity is as follows:

	March 31,	December 31,
	2005	2004

Shareholders’ equity based on Canadian GAAP	3,173.0	3,170.7
Other comprehensive income	209.8	282.5
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(522.8)	(515.3)

Shareholders’ equity based on US GAAP	2,800.6	2,878.5

    At March 31, 2005, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in US$ millions except per share amounts and as otherwise indicated)
    This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2004 as set out on page 45 of the company’s 2004 Annual Report.
    Despite some softening in insurance markets, which was anticipated, the combined ratio of the company’s ongoing insurance and reinsurance operations continued to be excellent in the first quarter of 2005 at 96.9% (compared to 95.7% in 2004), with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 91.4%, 95.5% and 99.8% respectively (7.1 points of OdysseyRe’s combined ratio resulted from catastrophe losses for current and prior period storms).

    Earnings from operations before income taxes increased to $104.3 in the first quarter of 2005 from $81.9 in 2004, principally as a result of increased interest and dividends and realized gains. Because of an increase in non-controlling interests and an increase in shares outstanding, net earnings in the first quarter of 2005 were $35.2 ($2.03 per basic or $2.01 per diluted share) compared to $39.0 ($2.63 per basic share or $2.59 per diluted share) in 2004.
    Revenue in the first quarter of 2005 decreased to $1,474.3 from $1,484.8 last year, principally as a result of decreased net premiums earned, partially offset by increased realized gains and interest and dividends. Net premiums written at the company’s ongoing insurance and reinsurance operations in the first quarter of 2005 increased by 5.9% to $1,104.6 from $1,042.6 in 2004.
    Cash flow from operations for the first quarter of 2005 increased substantially to $32.6 for Northbridge ($5.0 in 2004), $80.2 for Crum & Forster ($15.5 in 2004) and $119.5 for OdysseyRe ($95.2 in 2004).
    The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $43.3 to $208.5 in the first quarter of 2005 as a result of profitable operations of that group.
Net Earnings
    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months ended March 31, 2005 and 2004:

	2005	2004

Combined ratios
Insurance – Canada (Northbridge)	91.4%	92.8%
– U.S.	95.9%	99.7%
– Asia (Fairfax Asia)	90.9%	91.7%
Reinsurance (OdysseyRe)	99.8%	95.0%

Consolidated	96.9%	95.7%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	20.0	15.4
– U.S.	10.9	0.7
– Asia (Fairfax Asia)	1.5	1.1
Reinsurance (OdysseyRe)	1.1	27.2

Underwriting profit	33.5	44.4
Interest and dividends	83.1	76.4

Operating income	116.6	120.8
Realized gains	96.5	71.9
Runoff and other	(57.4)	(37.6	)(1)
Claims adjusting (Fairfax portion)	3.2	(15.1)
Interest expense	(50.2)	(41.1)
Corporate overhead and other	(8.4)	(18.1)

Pre-tax income	100.3	80.8
Taxes	(36.2)	(25.0)
Non-controlling interests	(28.9)	(16.8)

Net earnings (loss)	35.2	39.0

(1)	$(27.3) excluding a $10.3 realized loss on a sale of bonds within the Fairfax group, which is eliminated within the Fairfax group.
    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segment were as set out below for the three months ended March 31, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended March 31, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	332.4	336.4	17.6	681.6	1,368.0	80.0	(93.2)	–	1,354.8

Net premiums written	203.4	276.3	9.3	615.6	1,104.6	63.1	–	–	1,167.7

Net premiums earned	231.7	268.2	17.0	568.3	1,085.2	61.9	–	–	1,147.1

Underwriting profit	20.0	10.9	1.5	1.1	33.5	–	–	–	33.5
Interest and dividends	14.1	27.2	0.6	41.2	83.1	–	–	–	83.1

Operating income before:	34.1	38.1	2.1	42.3	116.6	–	–	–	116.6
Realized gains (losses)	36.0	34.3	0.9	42.3	113.5	31.9	(8.4)	(8.6)	128.4
Runoff and other operating income (loss)	–	–	–	–	–	(89.3)	–	–	(89.3)
Claims adjusting	–	–	–	–	–	–	–	3.2	3.2
Interest expense	–	(8.2)	–	(6.4)	(14.6)	–	–	(35.6)	(50.2)
Corporate overhead and other	(2.1)	(1.3)	(0.5)	(8.0)	(11.9)	–	–	3.5	(8.4)

Pre-tax income (loss)	68.0	62.9	2.5	70.2	203.6	(57.4)	(8.4)	(37.5)	100.3
Taxes									(36.2)
Non-controlling interests									(28.9)

Net earnings									35.2

Quarter ended March 31, 2004

		U.S.	Fairfax			Runoff &			Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other		Intercompany	Other	Consolidated

Gross premiums written	327.9	338.9	20.9	629.5	1,317.2	180.9		(110.5)	–	1,387.6

Net premiums written	199.7	271.6	18.1	553.2	1,042.6	158.5		–	–	1,201.1

Net premiums earned	213.5	270.4	12.7	546.3	1,042.9	187.0		–	–	1,229.9

Underwriting profit	15.4	0.7	1.1	27.2	44.4	–		–	–	44.4
Interest and dividends	19.1	20.2	0.7	36.4	76.4	–		–	–	76.4

Operating income before:	34.5	20.9	1.8	63.6	120.8	–		–	–	120.8
Realized gains	3.9	32.9	–	13.1	49.9	0.7		22.0	–	72.6
Runoff and other operating income (loss)	–	–	–	–	–	(38.3)		–	–	(38.3)
Claims adjusting	–	–	–	–	–	–		–	(15.1)	(15.1)
Interest expense	–	(8.4)	–	(6.4)	(14.8)	–		–	(26.3)	(41.1)
Corporate overhead and other	(1.3)	(0.9)	(1.4)	(2.4)	(6.0)	–		–	(12.1)	(18.1)

Pre-tax income (loss)	37.1	44.5	0.4	67.9	149.9	(37.6	)(1)	22.0	(53.5)	80.8
Taxes										(25.0)
Non-controlling interests										(16.8)

Net earnings										39.0

(1)	$(27.3) excluding a $10.3 realized loss on a sale of bonds within the Fairfax group, which is eliminated within the Fairfax group.

      Underwriting and Operating Income
    Set out and discussed below are the underwriting and operating results of Fairfax’s ongoing insurance and reinsurance operations on a summarized company by company basis for the three months ended March 31, 2005 and 2004.
                Canadian Insurance – Northbridge

	March 31

	2005	2004

Underwriting profit	20.0	15.4

Combined ratio	91.4%	92.8%

Gross premiums written	332.4	327.9

Net premiums written	203.4	199.7

Net premiums earned	231.7	213.5

Underwriting profit	20.0	15.4
Interest and dividends	14.1	19.1

Operating income	34.1	34.5
Realized gains	36.0	3.9

Pre-tax income before interest and other	70.1	38.4

    Northbridge reported improved underwriting results in the three months ended March 31, 2005 with underwriting profit of $20.0 and a combined ratio of 91.4% compared to underwriting profit of $15.4 and a combined ratio of 92.8% in 2004. Increased realized gains during the first quarter of 2005 compared to last year (including a $3.6 gain on the sale of the company’s Federated Life subsidiary) produced first quarter income before taxes, interest and other of $70.1, an increase of 82.6%. Gross premiums written and net premiums written during the first quarter of 2005 declined in Canadian dollar terms compared to 2004 by 5.5% and 5.0%, respectively, reflecting the impact of heightened competition for renewals and new business volumes, reduced personal lines premiums following a restructuring of that line of business, reinstatement premiums paid on certain excess of loss treaties, and the company’s sale of its Federated Life subsidiary during the first quarter of 2005. Northbridge’s cash flow from operations for the first quarter of 2005 was $32.6 compared to $5.0 for 2004. For more information on Northbridge results, please see its first quarter report which will be posted on its website at www.northbridgefinancial.com.
                U.S. Insurance
Quarter ended March 31, 2005

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	10.4	0.5	10.9

Combined ratio	95.5%	98.6%	95.9%

Gross premiums written	288.4	48.0	336.4

Net premiums written	239.4	36.9	276.3

Net premiums earned	231.6	36.6	268.2

Underwriting profit	10.4	0.5	10.9
Interest and dividends	24.8	2.4	27.2

Operating income	35.2	2.9	38.1
Realized gains	28.4	5.9	34.3

Pre-tax income before interest and other	63.6	8.8	72.4

Quarter ended March 31, 2004

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	0.4	0.3	0.7

Combined ratio	99.8%	99.3%	99.7%

Gross premiums written	285.9	53.0	338.9

Net premiums written	230.9	40.7	271.6

Net premiums earned	227.5	42.9	270.4

Underwriting profit	0.4	0.3	0.7
Interest and dividends	17.3	2.9	20.2

Operating income	17.7	3.2	20.9
Realized gains	31.3	1.6	32.9

Pre-tax income before interest and other	49.0	4.8	53.8

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.
    Crum & Forster’s combined ratio improved in the first quarter of 2005 to 95.5% from 99.8% last year, reflecting a reduced impact from prior year loss development and management’s continued strict underwriting discipline and expense focus. Crum & Forster’s net premiums written for the first quarter of 2005 increased by 3.7% over 2004, reflecting improved retention on renewal business and lower reinsurance costs, partially offset by reduced new business and a modest overall decrease in prices. Crum & Forster’s cash flow from operations for the first quarter of 2005 was $80.2 compared to $15.5 for 2004. For more information on Crum & Forster’s results, please see its first quarter report on Form 10Q which will be posted on its website at www.cfins.com.
    Fairmont’s combined ratio of 98.6% in the first quarter of 2005 (compared to 99.3% in 2004) and its 9.3% decrease in net premiums written in the first quarter of 2005 compared to 2004 reflect its continuing disciplined focus on underwriting profitability combined with moderate price increases obtained in 2005.
                Fairfax Asia

	March 31

	2005	2004

Underwriting profit	1.5	1.1

Combined ratio	90.9%	91.7%

Gross premiums written	17.6	20.9

Net premiums written	9.3	18.1

Net premiums earned	17.0	12.7

Underwriting profit	1.5	1.1
Interest and dividends	0.6	0.7

Operating income	2.1	1.8
Realized gains	0.9	–

Pre-tax income before interest and other	3.0	1.8

    The decrease in Fairfax Asia’s combined ratio to 90.9% for the first quarter in 2005 from 91.7% in 2004 reflects the continued strong underwriting results from First Capital. The decrease in net premiums written in the first quarter of 2005 reflects First Capital’s enhanced use of reinsurance.

                Reinsurance – OdysseyRe

	March 31

	2005(1)		2004(1)

Underwriting profit	1.1		27.2

Combined ratio	99.8%		95.0%

Gross premiums written	681.6		629.5

Net premiums written	615.6		553.2

Net premiums earned	568.3		546.3

Underwriting profit	1.1		27.2
Interest and dividends	41.2	(2)	36.4

Operating income	42.3	(2)	63.6
Realized gains	42.3		13.1

Pre-tax income before interest and other	84.6		76.7

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP, the manner of including certain income described in note (2) below and the exclusion from the 2004 results of First Capital (whose results are included in Fairfax Asia’s 2004 results).

(2)	With respect to interest, dividends and realized gains on investments held in a subsidiary which is minority-owned by other Fairfax group companies, includes only OdysseyRe’s proportionate share (net of minority interests).
    OdysseyRe’s gross premiums written increased 8.3% in the first quarter of 2005 over 2004 as it continued to benefit from a diversified worldwide platform. A decline of 6.8% in gross premiums written in its Americas division during this period was more than offset by the continued expansion of its international business and its specialty U.S. insurance business. During the first quarter of 2005, OdysseyRe’s combined ratio was 99.8%, reflecting approximately $40.3 (before taxes) in net catastrophe losses from current and prior period storms, or 7.1 points on its combined ratio. Pre-tax income before interest and other continued to reflect strong investment performance through realized gains. OdysseyRe’s cash flow from operations for the first quarter of 2005 was $119.5 compared to $95.2 for 2004. For more information on OdysseyRe’s results, please see its first quarter report on Form 10Q which will be posted on its website at www.odysseyre.com.
   Interest and Dividends and Realized Gains
    Interest and dividend income in the first quarter of 2005 increased to $83.1 from $76.4 in 2004, due primarily to an increase in yield resulting from the reinvestment of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds, and to increased investment portfolios reflecting positive cash flow from continuing operations.
    Realized gains on investments were $96.5 for the first quarter of 2005, consisting of $104.9 of realized gains, primarily from the sale of equities, reduced by adjustments of $8.4, primarily for intersegment gains. Consolidated realized gains of $131.4 include as well realized gains in the runoff segment and at Lindsey Morden. Realized gains include the non-trading gains referred to in note 3 to the consolidated financial statements.

   Runoff and Other
For the quarter ended March 31, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	3.5	8.5	68.0	80.0

Net premiums written	(13.4)	8.5	68.0	63.1

Net premiums earned	(10.2)	0.7	71.4	61.9
Losses on claims	(27.3)	(44.6)	(50.7)	(122.6)
Operating expenses	(4.7)	(14.0)	(17.7)	(36.4)
Interest and dividends	8.8	(3.5)	2.5	7.8

Operating income (loss)	(33.4)	(61.4)	5.5	(89.3)
Realized gains	14.1	16.6	1.2	31.9

Pre-tax income (loss) before interest and other	(19.3)	(44.8)	6.7	(57.4)

For the quarter ended March 31, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	30.3	3.5	147.1	180.9

Net premiums written	10.3	3.5	144.7	158.5

Net premiums earned	33.8	10.1	143.1	187.0
Losses on claims	(39.2)	(22.5)	(117.7)	(179.4)
Operating expenses	(19.5)	(13.0)	(19.5)	(52.0)
Interest and dividends	3.9	(3.1)	5.3	6.1

Operating income (loss)	(21.0)	(28.5)	11.2	(38.3)
Realized gains	7.3	(8.1)	1.5	0.7

Pre-tax income (loss) before interest and other	(13.7)	(36.6)	12.7	(37.6)

    The runoff and other pre-tax loss of $57.4 for the three months ended March 31, 2005 reflects charges of $36.1 upon the resolution of two reinsurance disputes and the continuing effect of operating and internal claim handling costs in excess of net investment income, partially offset by realized gains. Excluding the effect of the reinsurance dispute resolution charges, discussed below, results are in line with the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2005. The pre-tax loss of $37.6 for the three months ended March 31, 2004 includes a $10.3 realized loss on a sale of bonds within the Fairfax group which is eliminated on consolidation.
    The more significant reinsurance dispute resolution involved the receipt on closing (which occurred in the second quarter) of $143.0 in settlement of a reinsurance recoverable of $170.1. The runoff group made this settlement since it received significant cash from a reinsurer about whom it had credit concerns, and it intends to pursue a financially strong third party to attempt to recover the $27.1 loss on this settlement. The company recorded the entire $27.1 loss notwithstanding the possibility of recovering it from a third party. The other resolution involved the runoff group’s election to pay $9.0 to settle a dispute with a reinsurer arising out of the Horace Holman litigation. Neither the general nor any specific provisions for runoff uncollectible reinsurance were decreased as a result of these resolutions.
    Net premiums written and earned by the U.S. runoff group during the first quarter of 2005 reflect ceded premiums in excess of gross premiums written. Interest expense on funds withheld balances of $9.2 ($8.6 in 2004) exceeded interest and dividend income of the European runoff group during the first quarters of 2005 and 2004.
    Reinsurance recoverables from runoff operations decreased at March 31, 2005 to $4,832.4 from $5,036.1 at December 31, 2004. Upon the closing of the more significant settlement mentioned above, the runoff reinsurance recoverables were reduced further by the amount received on closing. Had this settlement occurred at December 31, 2004, the runoff operations’ aggregate provision for uncollectible reinsurance for unaffiliated reinsurers rated B++ or lower or which are unrated (excluding pools and associations) would have increased from 39.6% to 46.8%.

    Notwithstanding a slight improvement in Group Re’s combined ratio to 95.8% from 95.9% in 2004, Group Re’s pre-tax income decreased to $6.7 in the first quarter of 2005 from $12.7 in 2004 as a result of significantly reduced premium volume ($63.0 of the net premiums earned by Group Re in the first quarter of 2004 related to a third party transaction).
   Other Elements of Net Earnings
    Interest expense increased to $50.2 for the three months ended March 31, 2005 compared to $41.1 in 2004, as a result of $5.0 of interest expense associated with the mark-to-market on the Japanese yen swap in the first quarter of 2005 ($0.9 of interest income in the first quarter of 2004) and interest expense on the additional debt issued by Fairfax during 2004. The proceeds of that debt are available to pay off the company’s debt maturing up to 2008 which was not tendered under the company’s debt exchange offers in 2004 (the interest earned on these proceeds is reflected in Fairfax corporate overhead). The interest expense is comprised of the following:

	March 31

	2005	2004

Fairfax	35.6	26.3
Crum & Forster	8.2	8.4
OdysseyRe	6.4	6.4

	50.2	41.1

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is broken down as follows:

	March 31

	2005	2004

Fairfax corporate overhead	6.0	10.0
Investment management and administration fees	(11.0)	(5.9)
Corporate overhead of subsidiary holding companies	11.9	6.0
Internet and technology expenses	1.5	1.1
Other	–	6.9

	8.4	18.1

    Corporate overhead of subsidiary holding companies increased in the first quarter of 2005 primarily due to OdysseyRe’s increased professional fees with respect to Sarbanes-Oxley requirements.
    Other in 2004 includes one-time severance costs at Lindsey Morden for which the company assumed responsibility under its management services agreement.
    The company recorded an income tax expense of $39.1 on its consolidated statement of earnings for the first quarter of 2005 at an effective rate consistent with the first quarter of 2004.
    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	March 31

	2005	2004

Northbridge	18.8	7.1
OdysseyRe	10.1	9.7
Lindsey Morden	1.1	(5.0)

	30.0	11.8

Investments
    At March 31, 2005 the investment portfolio had a pre-tax unrealized gain of $285.9 (consisting principally of unrealized losses on bonds of $99.3 and unrealized gains on equities of $381.0), a decrease of $142.4 from the unrealized gain of $428.3 at December 31, 2004.

    Because of the company’s continuing concern over the possibility of a decline in equity markets, during 2004 it implemented an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 3 to the consolidated financial statements.
Capital Structure and Liquidity
    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	March 31,	December 31,
	2005	2004

Cash, short term investments and marketable securities	588.4	566.8
Long term debt (including OdysseyRe debt)	2,048.6	2,057.4
TRG purchase consideration payable	194.4	195.2
Net debt	1,654.6	1,685.8
Common shareholders’ equity	3,074.8	3,072.5
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0
OdysseyRe non-controlling interest	292.0	281.0
Total equity	3,555.8	3,542.5
Net debt/equity	47%	48%
Net debt/total capital	32%	32%
Interest coverage	3.0x	1.9x
    At March 31, 2005, Fairfax had $588.4 of cash, short term investments and marketable securities at the holding company level. Net debt decreased to $1,654.6 at March 31, 2005 from $1,685.8 at December 31, 2004, and the net debt to equity and net debt to total capital ratios improved slightly. During the first quarter of 2005, repayment of the final note instalment of $100.0 due to TIG was deferred from June 30, 2005 to June 30, 2006. On April 20, 2005, Crum & Forster paid a $22.5 dividend to Fairfax.
    The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2005. Besides this cash, in 2005 the holding company expects to receive (as it has in the first quarter) management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments from Crum & Forster and OdysseyRe and dividends from its insurance and reinsurance subsidiaries. In 2005, the holding company’s obligations (other than interest and overhead expenses) consist of the repayment of $27.3 of maturing TIG notes (this was repaid in April) and the continuing obligation to fund negative runoff cash flow (anticipated to be between $150 and $200 in 2005, prior to any management actions which would improve runoff cash flow).
    Common shareholders’ equity at March 31, 2005 was $3.0 billion or $185.00 per basic share (excluding the $59.4 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). No shares were repurchased by the company during the quarter.
Comparative Quarterly Data (unaudited)

	Quarter ended

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2005	2004	2004	2004	2004	2003	2003	2003

Revenue	1,474.3	1,454.3	1,418.4	1,435.1	1,484.8	1,575.4	1,175.2	1,628.5
Net earnings (loss)	35.2	5.1	(109.4)	45.5	39.0	6.2	(11.4)	173.7
Net earnings (loss) per share	$2.03	$0.16	$(8.08)	$3.13	$2.63	$0.51	$(1.02)	$12.09
Net earnings (loss) per diluted share	$2.01	$0.16	$(8.08)	$3.05	$2.59	$0.51	$(1.07)	$12.09
    Excluding the effect of the hurricanes in the third quarter of 2004, operating results at the company’s ongoing insurance and reinsurance companies have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004. Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses), the timing of which is not predictable.